SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 1)1

                       Creative Computer Applications, Inc.

                                (Name of Issuer)

                      Common Stock, no par value per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    224901306
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                                  December 31, 2002

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   /  /   Rule 13d-1(b)
                   /X/    Rule 13d-1(c)
                  /  /    Rule 13d-1(d)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall no be deemed to the "filed" for the purpose of Section 18 of the Sercurities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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        NAME OF REPORTING PERSONS: Kyle Krueger
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                       (a)   0
                                                       (b)  [x]
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        SEC USE ONLY
3.
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        CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America
4.
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    NUMBER OF             SOLE VOTING POWER                              173,700

      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
--------------------------------------------------------------------------------
                          SHARED VOTING POWER                            85,000

--------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                         173,700

--------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                        85,000

--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     258,700


--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   7.9%

--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                            IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



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Item 1(a).    Name of Issuer:

               Creative Computer Applications, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

               26115-A Mureau Road
               Calabasas, CA 91302

Item 2(a).    Name of Persons Filing:

               Kyle Krueger (the "Reporting Person")

Item 2(b).    Address of Principal Business Office or, if None, Residence:

               The principal business address of the Reporting Persons is:
               150 2nd Avenue, North Suite 860
               St. Petersburg, Florida 33701

Item 2(c).    Citizenship:

               Kyle Krueger: United States of America


Item 2(d).    Title of Class of Securities:

               Common Stock, no par value per share

Item 2(e).    CUSIP Number:

               224901306


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


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable


     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance  Company as defined in Section  3(a)(19) of the  Exchange
             Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

     (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

     (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

           A.  Kyle Krueger

          (a) Amount beneficially owned: 258,700

          (b) Percent of Class: 7.9%

          (c) Number of shares as to which such person has:


               (i) Sole power to vote or direct the vote:                173,700

               (ii) Shared power to vote or to direct the vote:           85,000

               (iii)Sole power to dispose or direct the disposition of:  173,700

               (iv)  Shared  power to dispose or to direct the
                     disposition  of:                                     85,000


         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Kyle Krueger beneficially owns 258,700 shares of the Issuer's Common Stock, no par value per share ("Common Stock"), representing 7.9% of the Common Stock, of which (i) 173,700 shares of Common Stock are held in the Kyle K. Krueger Rollover IRA and (ii) 85,000 are held in a joint account with his wife, Ann C. Krueger, as joint tenants by entirety.


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

Item 5.     Ownership of Five Percent or Less of a Class.

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Not Applicable

Item 8.     Identification and Classification of Members of the Group.

                     Not Applicable

Item 9.     Notice of Dissolution of Group.

                     Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February __, 2003

                                                              /s/ Kyle Krueger
                                                           ---------------------
                                                              Kyle Krueger


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